EXHIBIT 1

EXECUTION VERSION

THIRD AMENDING AGREEMENT
TO THE COMMITMENT LETTER DATED MAY 16, 2017
THIS THIRD AMENDING AGREEMENT is made effective as of June 30, 2020
AMONG:
TRANSGLOBE ENERGY CORPORATION
as Borrower
- and -
ATB FINANCIAL
as Lender
PREAMBLE:
A.
Pursuant to the commitment letter dated May 16, 2017 and accepted May 16, 2017 between TransGlobe Energy Corporation, as borrower (the "Borrower"), and ATB Financial (formerly Alberta Treasury Branches), as lender (the "Lender"), as amended by a first amending agreement made effective as of May 11, 2018 and a second amending agreement made effective as of July 11, 2019 (as amended, the "Commitment Letter") the Lender agreed to provide to the Borrower the Facility.

B.	The parties hereto wish to amend the Commitment Letter on the terms and conditions herein provided.
AGREEMENT:
NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged between the parties hereto, the parties agree as follows:
1.
Definitions.  Capitalized terms used in this third amending agreement (the "Third Amending Agreement") will, unless otherwise defined herein, have the meaning attributed to such terms in the Commitment Letter, as amended hereby.

2.	Amendment Date. The amendments contained herein shall be effective as of the date of this Third Amending Agreement (the "Third Amendment Date").
3.	Amendments. Effective the Third Amendment Date and upon satisfaction of the conditions precedent set forth in paragraph 5 below, the Commitment Letter is amended as follows:
(a)	Section 1 of the Commitment Letter is hereby amended by deleting the reference therein to "$25,000,000.00" in respect of the available amount of Facility #1 and replacing it with "$15,000,000.00".
(b)	Section 2 is hereby amended by deleting the table in the third paragraph thereof in its entirety and replacing it with the following:

Net Debt to Trailing Cash Flow Ratio	Prime-based loans	Guaranteed Notes	Letters of Credit	Standby Fee
<1.00:1.00	[redacted]
>1.00:1.00 but <2.00:1.00
>2:00 to 1.00

(c)	Section 3 of the Commitment Letter is hereby amended by deleting the reference to "May 30, 2020" in the third paragraph thereof and replacing it with "May 30, 2021".
4.
Confirmation of Borrowing Base and Review Dates.  Effective as of the Third Amendment Date and upon satisfaction of the conditions precedent set forth in paragraph 5 below: (a) the Borrowing Base is hereby confirmed to be $15,000,000.00 and (b) the next review date is hereby scheduled to be November 30, 2020.

5.	Extension of Revolving Period. The Lender hereby confirms that the current Term Date is (and for certainty, the current Revolving Period will now end on) May 30, 2021.
6.	Conditions Precedent. This Third Amending Agreement shall become effective upon:
(a)	the Borrower delivering or causing to be delivered to the Lender a fully executed copy of this Third Amending Agreement;
(b)	the Borrowers paying or causing to be paid to the Lender a renewal fee in an aggregate amount of $[redacted].
7.
Confirmation of Security Documents.  The Borrower agrees with and confirms to the Lender that as of the Third Amendment Date, all Security Documents to which it is a party are and shall remain in full force and effect in all respects and shall continue to exist and apply to all of the obligations, liabilities and indebtedness of the Borrower under, pursuant or relating to the Commitment Letter, as amended by this Third Amending Agreement, and all other documents executed and delivered by the Borrower in connection therewith.  This confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Security Documents.  Each of the parties hereto acknowledges and agrees that the Commitment Letter, as amended by this Third Amending Agreement, and all other documents executed and delivered by the Borrower in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein.

8.
Representations and Warranties.  The Borrower agrees with and confirms to the Lender that as of the Third Amendment Date each of the representations and warranties listed in Section 6 of the Commitment Letter, as amended by this Third Amending Agreement, is true and accurate.  Further, the Borrower hereby represents and warrants to the Lender that:

(a)
the execution and delivery of this Third Amending Agreement and the performance by it of its obligations hereunder: (A) are within its corporate powers; (B) have been duly authorized by all necessary corporate action; (C) have received all necessary governmental approval (if any required); and (D) do not and will not contravene or conflict with any provision of any applicable law or its constating documents or by-laws; and

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(b)
this Third Amending Agreement is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar applicable laws relating to the enforcement of creditors' rights generally and by general principles of equity.

9.
Further Assurance.  The Borrower will from time to time forthwith at the Lender's request and at the Borrower's own cost and expense, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lender and as are consistent with the intention of the parties as evidence herein, with respect to all matters arising under this Third Amending Agreement.

10.
Expenses.  The Borrower will be liable for all expenses of the Lender, including, without limitation, reasonable legal fees (on a solicitor and his own client indemnity basis) and other out-of-pocket expenses in connection with the negotiation, preparation, establishment, operation or enforcement of the Commitment Letter and this Third Amending Agreement (whether or not consummated) by the Lender.

11.
Counterparts.  This Third Amending Agreement may be executed in any number of counterparts (including by facsimile transmission or other electronic communication), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument.  Any party may execute this Third Amending Agreement by signing any counterpart.

[Remainder of Page Intentionally Left Blank]
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IN WITNESS WHEREOF, the parties hereto have caused this Third Amending Agreement to be duly executed by their respective authorized officers effective as of the date first written above.
ATB FINANCIAL, as Lender

By:	"(Signed")
Name:
Title:

By:	"(Signed")
Name:
Title:

Signature Page to the Third Amending Agreement

TRANSGLOBE ENERGY CORPORATION, as Borrower

By:	"(Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Third Amending Agreement